                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Trendwest Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894917103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Eric J. Bock, Esq.
               Senior Vice President, Law and Corporate Secretary
                               Cendant Corporation
                     9 West 57th Street, New York, NY 10019
                            Telephone: (202) 431-1836

                                    Copy to:
                                 David Fox, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                               New York, NY 10036
                                 (212) 735-3000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------          -----------------------------------------
CUSIP No.        894917103             Page       2      of      10      Pages
-----------------------------          -----------------------------------------

----------------------------------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cendant Corporation    (I.R.S. Identification No. 06-0918165)
----------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                   (a) [ ]
                                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (See Instructions)

             OO
----------------------------------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

----------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      None (see Items 3, 4 and 5)
  NUMBER OF       ----------------------------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            None (see Items 3, 4 and 5)
    EACH          ----------------------------------------------------------------------------------------
 REPORTING        9   SOLE DISPOSITIVE POWER
  PERSON
   WITH               None (see Items 3, 4 and 5)
                  ----------------------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      35,134,980(see Items 3, 4 and 5)
----------------------------------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             35,134,980 (see Items 3, 4 and 5)
----------------------------------------------------------------------------------------------------------
   12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)      [ ]

----------------------------------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             91.1% (see Items 3, 4 and 5)
----------------------------------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON (See Instructions)

             CO
----------------------------------------------------------------------------------------------------------

-----------------------------          -----------------------------------------
CUSIP No.        894917103             Page       4      of      10      Pages
-----------------------------          -----------------------------------------

----------------------------------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tornado Acquisition Corp.    (I.R.S. Identification No. None)
----------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                   (a) [ ]
                                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (See Instructions)

             OO
----------------------------------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

----------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Oregon
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      None (see Items 3, 4 and 5)
  NUMBER OF       ----------------------------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            None (see Items 3, 4 and 5)
    EACH          ----------------------------------------------------------------------------------------
 REPORTING        9   SOLE DISPOSITIVE POWER
  PERSON
   WITH               None (see Items 3, 4 and 5)
                  ----------------------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      35,134,980(see Items 3, 4 and 5)
----------------------------------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             35,134,980 (see Items 3, 4 and 5)
----------------------------------------------------------------------------------------------------------
   12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)      [ ]

----------------------------------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             91.1% (see Items 3, 4 and 5)
----------------------------------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON (See Instructions)

             CO
----------------------------------------------------------------------------------------------------------

          This Statement on Schedule 13D relates to the Stock Purchase Agreement, dated March 30, 2002, by and among Cendant Corporation, a Delaware corporation, Tornado Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Cendant Corporation, JELD-WEN, inc., an Oregon corporation, and certain other shareholders of Trendwest Resorts, Inc., an Oregon corporation. This Statement on Schedule 13D also relates to the Stock Option Agreement, dated March 30, 2002, by and among Cendant Corporation, Tornado Acquisition Corp. and Trendwest Resorts, Inc.

          The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to the common stock, no par value, of Trendwest Resorts, Inc., an Oregon corporation ("Trendwest" or the "Company"). The principal executive offices of Trendwest are located at 98052 Willows Road, Redmond, WA 98052.

Item 2. Identity and Background.

     (a) The name of the persons filing this Statement are Cendant Corporation, a Delaware corporation ("Cendant" or "Parent") and Tornado Acquisition Corp., an Oregon corporation and wholly owned subsidiary of Cendant ("Merger Sub").
     (b) The address of Cendant's and Merger Sub's principal office and principal business is 9 West 57th Street, New York, NY 10019.
     (c) Cendant is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. The Company's fee-for-service businesses include hotel, real estate and tax preparation franchising; rental cars, fleet leasing and fuel cards; mortgage origination and employee relocation; customer loyalty programs; vacation exchange and rental services and vacation interval sales. Other business units include the UK's largest private car park operator and electronic reservations processing for the travel industry. With headquarters in New York City, the Company has approximately 60,000 employees and operates in over 100 countries. Cendant's principal executive offices are located at 9 West 57th Street, New York, New York 10019. Merger Sub is a newly-incorporated entity formed by Cendant for the sole purposes of acquiring ownership of Trendwest.
     (d) On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.
     (e) Except as set forth in response to this Item 2, during the last five years, neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
     (f) The name, business address, present principal occupation and citizenship of each executive officer and director of each of Cendant and Merger Sub is set forth in Schedule A to this Statement and is specifically incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

          JELD-WEN, inc., an Oregon corporation ("Majority Shareholder") and certain other shareholders of Trendwest entered into a Stock Purchase Agreement, dated March 30, 2002, by and between Cendant, Tornado Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Cendant ("Merger Sub"), Majority Shareholder and such other shareholders of Trendwest (the "Stock Purchase Agreement"). Under the terms of the Stock Purchase Agreement, Merger Sub will purchase (the "Stock Purchase") all shares of Trendwest Common Stock held at the time of purchase by Majority Shareholder and certain other shareholders of Trendwest (the "Stock Purchase") in exchange for a number of shares of common stock of Cendant, par value $0.01 per share, designated as CD common stock ("Parent Common Stock") equal to the Majority Shareholder Exchange Ratio (as described below) per share of Trendwest Common Stock. Majority Shareholder and the other shareholders party to the Stock Purchase Agreement have agreed in the Stock Purchase Agreement not to transfer to any person any of their shares of Trendwest Common Stock prior to termination of the Stock Purchase Agreement. The shares of Trendwest Common Stock held by Majority Shareholder and the other shareholders party to the Stock Purchase Agreement, together with approximately 400,000 shares covered by employee stock options held by certain of such shareholders, constitute approximately 91.1% of the number of shares of Trendwest Common stock outstanding as of the date of the Stock Purchase Agreement. The Majority Shareholder Exchange Ratio is the number determined by dividing $24.00 by the Stock Purchase Average Trading Price (as defined in the Stock Purchase Agreement); provided, however, that if the
                                          --------  -------
Majority Shareholder Exchange Ratio thus determined is less than approximately 1.297, then it shall be approximately 1.297; and provided, further, however,
                                                 --------  -------  -------
that if the Majority Shareholder Exchange Ratio thus determined is greater than approximately 1.486, then it shall be approximately 1.486. If the Merger Consideration payable pursuant to the Merger Agreement (as described below) is determined to be the Public

Shareholder Exchange Ratio (as described below), then each party to the Stock Purchase Agreement other than Majority Shareholder shall receive at the closing of the Merger a number of shares of Parent Common Stock equal to the product of
(i) the difference between the Public Shareholder Exchange Ratio and the Majority Shareholder Exchange Ratio and (ii) the number of shares of Trendwest Common Stock such party sold pursuant to the Stock Purchase Agreement. Furthermore, if the Merger Consideration payable pursuant to the Merger Agreement is determined to be the Top-Up Public Shareholder Exchange Ratio (as described below), then each party to the Stock Purchase Agreement other than Majority Shareholder shall receive at the closing of the Merger a number of shares of Parent Common Stock equal to the product of (i) the difference between the Top-Up Public Shareholder Exchange Ratio and the Majority Shareholder Exchange Ratio and (ii) the number of shares of Trendwest Common Stock such party sold pursuant to the Stock Purchase Agreement.

          The Stock Purchase is subject to a number of closing conditions, including the consents or approvals of applicable governmental authorities regulating the timeshare industry and of the Foreign Investment Review Board of the Commonwealth of Australia, as well as certain other conditions more fully described in the Stock Purchase Agreement. The Merger is subject to customary closing conditions, including the purchase by Merger Sub of at least a majority of the then outstanding shares of Trendwest Common Stock pursuant to the Stock Purchase Agreement, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

          Concurrently with the Stock Purchase Agreement, Cendant, Merger Sub, Majority Shareholder and Trendwest entered into an Agreement and Plan of Merger and Reorganization, dated March 30, 2002 (the "Merger Agreement") providing for the acquisition by Merger Sub, following consummation of the Stock Purchase, of all shares of Trendwest Common Stock not held by the shareholder parties to the Stock Purchase Agreement. Pursuant to the Merger Agreement, Merger Sub will, after the satisfaction of certain conditions, merge with and into Trendwest (the "Merger"), with Trendwest continuing as the surviving corporation. Following the Merger, Trendwest will be a wholly owned subsidiary of Cendant.

          Under the terms of the Merger Agreement, shares of Trendwest Common Stock will be converted into the right to receive a number of shares of Parent Common Stock equal to the Merger Consideration. The Merger Consideration is defined to be the Majority Shareholder Exchange Ratio; provided, however, in the
                                                       --------  -------
event that the number (the "Public Shareholder Exchange Ratio") obtained by dividing $24.00 by the Average Trading Price (as defined in the Merger Agreement) is greater than the Majority Shareholder Exchange Ratio, then the Merger Consideration shall equal the Public Shareholder Exchange Ratio; and provided, further, however, that if the Public Shareholder Exchange Ratio is
--------  -------  -------
greater than approximately 1.486, then it shall be approximately 1.486. Furthermore, if the Average Trading Price is less than $13.50, then the Merger Consideration shall equal approximately $20.06 divided by the Average Trading Price (the "Top-Up Public Shareholder Exchange Ratio").

          Immediately prior to the Stock Purchase, pursuant to a Conditional Stock Redemption Agreement dated March 30, 2002 between Majority Shareholder and Trendwest, Majority Shareholder will, subject to the satisfaction of certain conditions, redeem a number of shares of Trendwest Common Stock held by Majority Shareholder (the "MountainStar Redemption") in exchange for the MountainStar development project and certain assets related thereto ("MountainStar"). The number of shares so redeemed (the "Redeemed Shares") will be equal to the quotient of (i) the TII Price and (ii) $24.00. The TII Price is equal to (x) the sum of the amount reflected as total assets on the balance sheet of MountainStar as of the date of the MountainStar Redemption and transfer taxes, if any, less
(y) the sum of the amount of debt on the balance sheet of MountainStar (which approximated $30.9 million on the date of the Redemption Agreement) and certain accrued liabilities on the balance sheet of MountainStar as of the date of the MountainStar Redemption. As a consequence of the MountainStar Redemption, the number of shares held by the Majority Shareholder at the time of the Stock Purchase (and the number, therefore, to be purchased by Merger Sub pursuant to the Stock Purchase Agreement) will be less than the number of shares held by Majority Shareholder (and reflected in this Schedule 13D) as of the date of the Stock Purchase Agreement. For the sake of illustration only, based on the total assets and liabilities of MountainStar reflected on the balance sheet of MountainStar as of February 28, 2002, and the $30.9 million of debt referred to above, the TII Price would approximate $43 million, the number of shares of Trendwest Common Stock redeemed pursuant to the MountainStar Redemption would approximate 1.8 million shares, and the total number of shares held by Majority Shareholder and the other shareholders party to the Stock Purchase Agreement (not including shares covered by employee stock options held by certain of such shareholders) would constitute approximately 90.5% of the number of shares of Trendwest Common stock outstanding as of the date of the Stock Purchase Agreement assuming that the number of shares to be redeemed were not then outstanding. In the event that the closing price of CD Common Stock on the NYSE on the merger closing date is less than ten dollars, then the MountainStar redemption shall be cancelled and Cendant will issue to Majority Shareholder immediately prior to the merger, at the merger closing, the number of shares of CD Common Stock equal to the product of the Redeemed Shares and the Majority Shareholder Exchange Ratio.

          In the Merger Agreement, Majority Shareholder granted Trendwest and Cendant the right to call MountainStar for the TII Price at any time after the closing of the Merger until the earlier of (i) sixty days after such date and
(ii) one hundred fifty days after the Stock Purchase. If either Trendwest or Cendant exercises this call right, then the purchase will be paid to Majority Shareholder in a number of shares of Parent Common Stock equal to the quotient of (i) the TII Price (appropriately adjusted pursuant to the Section 7.15 of the Merger Agreement) divided by (ii) the Stock Purchase Average Trading Price (as defined in the Stock Purchase Agreement), with collars at $16.15 and $18.50.

          As an inducement to Cendant's entering into the Merger Agreement, Trendwest entered into a Stock Option Agreement (the "Stock Option Agreement"), dated as of March 30, 2002, by and among Trendwest, Merger Sub and Cendant. Pursuant to the Stock Option Agreement, Trendwest granted an option (the "Option") to Merger Sub to purchase at a purchase price of $24 per share, at any time from and after consummation of the Stock Purchase, and from time to time, that number of shares of Trendwest Common Stock as may be necessary to ensure that Merger Sub will beneficially own not less than 90.5% of the shares of Trendwest Common Stock on the date of any exercise (in order to make certain that Merger Sub will beneficially own at least that number of shares required under the Oregon Business Corporation Act to effect the

Merger pursuant to Section 60.491 thereof, which permits an entity owning at least 90% of the shares of another entity to effect a merger of that entity without approval of the shareholders of either entity) . In no event will the number of shares of Trendwest Common Stock issued pursuant to the Stock Option Agreement exceed 19.9% of the number of shares of Trendwest Common Stock issued and outstanding (without giving effect to any shares subject to or issued pursuant to the Option) on March 30, 2002 (the "Original Number") if Merger Sub's receipt of 20% of more of the Original Number would on any date require the approval of the holders of Trendwest Common Stock pursuant to the listing requirements or rules of the Nasdaq National Market. The Option may be exercised by Cendant, in whole or in part, at any time after the date on which Merger Sub shall have purchased pursuant to the Stock Purchase Agreement shares of Trendwest Common Stock constituting at least 71% of the shares of Trendwest Common Stock issued and outstanding on the date of purchase, and the Option shall expire as of the effective time of the Merger. Circumstances under which the Option might be exercised include the exercise prior to the Merger of currently outstanding employee stock options for shares of Trendwest Common Stock, resulting thereby in an increase in the number of outstanding shares of Trendwest Common Stock, and/or the redemption pursuant to the MountainStar redemption of more than the 1.8 million shares referred to in the illustration above, resulting in a reduction in the number of shares to be purchased pursuant to the Stock Purchase, such that following consummation of the Stock Purchase and prior to the Merger, Merger Sub owns less than 90% of the outstanding shares of Trendwest Common Stock. No monetary consideration was paid by either Cendant or Merger Sub to Trendwest for the Option.

          References to, and descriptions of, the Merger Agreement, the Stock Purchase Agreement and the Stock Option Agreement as set forth above in this
Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Purchase Agreement and the Stock Option Agreement which are Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

          Cendant and Merger Sub entered into the Stock Purchase Agreement and the Merger Agreement in order to acquire 100% of the outstanding shares of Trendwest Common Stock. As stated above, The Stock Option Agreement was entered into as an inducement to Cendant's entering into the Merger Agreement.

          Cendant anticipates that if the Merger is completed, Trendwest will become a wholly owned subsidiary of Cendant and that Cendant will seek to cause the Trendwest Common Stock to be delisted from trading on the Nasdaq National Market and to cause the termination of registration of the Trendwest Common Stock pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

          Immediately after the Stock Purchase and in compliance with Rule 14f-1 of the Exchange Act, Cendant will be entitled to designate such number of directors, rounded up to the nearest whole number, of Trendwest as is equal to the product of (i) the total number of directors on the Trendwest board of directors and (ii) the number of shares that Cendant and Merger Sub own divided by the total number of shares of Trendwest Common Stock outstanding. The directors and officers of Merger Sub immediately prior to the effective time of the Merger will become the directors and officers of Trendwest upon consummation of the Merger. In addition, the articles of incorporation and the bylaws of Merger Sub will be the articles of incorporation and the bylaws of Trendwest upon consummation of the Merger.

          Other than as described above in Item 3 and in this Item 4, Cendant has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Cendant reserves the right to develop such plans).

          References to, and descriptions of, the Merger Agreement, the Stock Purchase Agreement and the Stock Option Agreement as set forth above in this
Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Purchase Agreement and the Stock Option Agreement which are Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

          As a result of the Stock Purchase Agreement, Cendant may be deemed to have the shared power dispose of or the shared right to direct the disposition of 35,130,480 shares of Trendwest Common Stock (the "Purchase Agreement Shares") beneficially owned by Majority Shareholder and certain other shareholders of Trendwest, which constitute approximately 91.1% of the issued and outstanding shares of Trendwest Common Stock based on the number of shares of Trendwest Common Stock outstanding as of March 28, 2002, as represented by Trendwest in the Merger Agreement. Neither Cendant nor Merger Sub is entitled to any rights as a stockholder of Trendwest as a result of the Stock Purchase Agreement and each expressly disclaims any beneficial ownership of the Purchase Agreement Shares until such time as all material conditions to the Stock Purchase have been satisfied or waived.

          In addition, as a result of the issuance of the Option, Cendant and Merger Sub may be deemed to be the beneficial owner of 7,596,499 shares (representing 19.9% of the number of shares of Trendwest Common Stock outstanding on March 30, 2002, based on the number of shares of Trendwest Common Stock outstanding as of March 28, 2002, as represented by Trendwest in the Merger Agreement) be issued under the Option. As described above, the Option may only be exercised as may be required to ensure that Merger Sub owns at least 90.5% of the outstanding shares of Trendwest for purposes of the Oregon "short-form" merger statute. Accordingly, the Option may only be exercised in circumstances that would result in Merger Sub owning, after any exercise of the Option, a smaller percentage of Trendwest's then outstanding shares than the percentage of Trendwest's currently outstanding shares represented by the shares of Trendwest Common Stock subject to the Stock Purchase Agreement. Until the Option is exercised, neither Cendant nor Merger Sub has any right to vote (or direct the vote of) or dispose (or direct the disposition of) any shares of Trendwest Common Stock that may be purchased upon exercise of the Option. Neither Cendant nor Merger Sub is entitled to any rights as a stockholder of Trendwest and each expressly disclaims any beneficial ownership of any shares that may be issuable pursuant to the Option.

          Other than as set forth in this Schedule 13D, as of the date hereof
(i) neither Cendant nor any subsidiary of Cendant, including Merger Sub, nor, to the best of Cendant's knowledge, any of Cendant's or Merger Sub's executive officers or directors beneficially owns any shares of Trendwest Common Stock and
(ii) there have been no transactions in shares of Trendwest Common Stock effected during the past 60 days by Cendant or by any subsidiary of Cendant or, to the best of Cendant's knowledge, by any of Cendant's or Merger Sub's executive officers or directors.

          No other person is known by Cendant or Merger Sub to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Trendwest Common Stock obtainable by Merger Sub upon exercise of the Option.

          Reference to, and descriptions of, the Merger Agreement, the Stock Purchase Agreement and the Stock Option Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Purchase Agreement and the Stock Option Agreement listed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference

          Other than the Merger Agreement, the Stock Purchase Agreement, the Stock Option Agreement, to the knowledge of Parent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Trendwest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

     1. Agreement and Plan of Merger and Reorganization, dated March 30, 2002, by and among Cendant Corporation, Tornado Acquisition Corp., JELD-WEN, inc. and Trendwest Resorts, Inc.

     2. Stock Purchase Agreement, dated March 30, 2002, by and between Cendant Corporation, Tornado Acquisition Corp., JELD-WEN, inc. and certain other shareholders of Trendwest Resorts, Inc.

     3. Stock Option Agreement, dated March 30, 2002, by and between Cendant Corporation, Tornado Acquisition Corp. and Trendwest Resorts, Inc.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Cendant Corporation


Dated:  April 9, 2002                       By: /s/ Eric J. Bock
                                                --------------------------------
                                            Name:  Eric J. Bock
                                            Title: Senior Vice President,
                                                   Law and Corporate Secretary


                                            Tornado Acquisition Corp.


Dated:  April 9, 2002                       By: /s/ Eric J. Bock
                                                --------------------------------
                                            Name:  Eric J. Bock
                                            Title: Senior Vice President

                           SCHEDULE A TO SCHEDULE 13D

          Following are lists of each executive officer and director of Cendant Corporation and Tornado Acquisition Corp., respectively, setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States (other than Mr. Mulroney, who is a citizen of Canada) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               CENDANT CORPORATION
                               -------------------

                                    DIRECTORS
                (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)

     Name                           Position with Cendant           Principal Occupation                Address
                                        Corporation
Henry R. Silverman              Chairman, President and        President, Chairman and Chief    Cendant Corporation
                                Chief Executive Officer and    Executive Officer of Cendant     9 West 57th Street
                                Director                       Corporation                      New York, NY 10019

James E. Buckman                Vice Chairman and              Vice Chairman and                Cendant Corporation
                                General Counsel and Director   General Counsel of Cendant       9 West 57th Street
                                                               Corporation                      New York, NY 10019

Stephen P. Holmes               Vice Chairman; Chairman and    Vice Chairman; Chairman and      Cendant Corporation
                                Chief Executive Officer,       Chief Executive Officer,         1 Campus Drive
                                Cendant Hospitality Services   Cendant Travel Division          Parsippany, NJ 07054
                                Division and Director

Martin Edelman                  Director                       Of Counsel, Paul Hastings        Paul, Hastings, Janofsky &
                                                               Janofsky & Walker                Walker LLP
                                                                                                75 East 55th Street
                                                                                                New York, NY 10022

Myra J. Biblowit                Director                       President, The Breast Cancer     The Breast Cancer Research
                                                               Research                         Foundation

                                                               Foundation                       Suite 1209
                                                                                                654 Madison Avenue
                                                                                                New York, NY 10021

The Rt. Hon. Brian Mulroney,    Director                       Senior Partner, Ogilvy Renault   Ogilvy Renault
P.C., C.C., LL.D.                                                                               1981 McGill College Ave.
                                                                                                Suite 1100
                                                                                                Montreal, Quebec H3A 3C1

Robert W. Pittman               Director                       President and Co-Chief           AOL Time Warner Inc.
                                                               Operating Officer, AOL Time      75 Rockefeller Plaza
                                                               Warner Inc.                      New York, NY 10019

Sheli Z. Rosenberg              Director                       Vice Chairwoman, Equity Group    Equity Group Investments,
                                                               Investments, Inc.                Inc.
                                                                                                2 N. Riverside Plaza
                                                                                                Suite 600
                                                                                                Chicago, IL 60606

Leonard S. Coleman              Director                       Chairman of ARENACO and          Cendant Corporation
                                                               Senior Advisor,                  9 West 57th Street
                                                               Major League Baseball            New York, NY 10019

John C. Malone, Ph.D.           Director                       Chairman, Liberty Media          Liberty Media Corporation
                                                               Corporation                      12300 Liberty Boulevard
                                                                                                Englewood, CO 80112

Robert E. Nederlander           Director                       President, Nederlander           Nederlander Organization,
                                                               Organization, Inc.               Inc.
                                                                                                1450 Broadway
                                                                                                20th Floor
                                                                                                New York, NY 10018

Cheryl D. Mills                 Director                       Director of Cedant               Cendant Corporation
                                                               Corporation                      9 West 57th Street
                                                                                                New York, NY 10019

Robert F. Smith                 Director                       Senior Managing Director,        Car Component Technologies,
                                                               Car Component                    Inc.
                                                                                                10 Iron horse Drive

                                                               Technologies, Inc.               Bedford, NH 03110

Secretary William S. Cohen      Director                       Chairman and Chief Executive     The Cohen Group
                                                               Officer, The Cohen Group         600 13th St. NW
                                                                                                Suite 640
                                                                                                Washington, DC 20005

                               CENDANT CORPORATION
                               -------------------

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

       Name                     Principal Occupation                  Address
                               (Position with Cendant
                                    Corporation)
Kevin M. Sheehan        Chief Financial Officer                 Cendant Corporation
                                                                9 West 57th Street
                                                                New York, NY 10019

Richard A. Smith        Chairman and Chief Executive Officer,   Cendant Corporation
                        Real Estate Division                    1 Campus Drive
                                                                Parsippany, NJ 07054

John W. Chidsey         Chairman and Chief Executive Officer,   Cendant Corporation
                        Financial Services Division and         6 Sylvan Way
                        Vehicle Services Division               Parsippany, NJ 07054

Samuel L. Katz          Chief Strategic Officer; Chairman       Cendant Corporation
                        and Chief Executive Officer, Travel     9 West 57th Street
                        Distribution Division                   New York, NY 10019

Thomas D. Christopoul   Chief Administrative Officer            Cendant Corporation
                                                                1 Campus Drive
                                                                Parsippany, NJ 07054

Tobia Ippolito          Chief Accounting Officer                Cendant Corporation
                                                                1 Campus Drive
                                                                Parsippany, NJ 07054

Scott E. Forbes         Group Managing Director                 Cendant Corporation
                        of Cendant Europe                       Landmark House
                        Middle East and Africa                  Hammersmith Bridge Rd.
                                                                London, England W69E

                            TORNADO ACQUISITION CORP.
                            ------------------------

                                    DIRECTORS

                (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)


                     Position with Tornado
      Name             Acquisition Corp.            Principal Occupation               Address
Stephen P. Holmes   President and Director     Vice Chairman; Chairman and       Cendant Corporation
                                               Chief Executive Officer,          6 Sylvan Way
                                               Cendant Travel Division           Parsippany, NJ 07054

James E. Buckman    Executive Vice President   Vice Chairman and                 Cendant Corporation
                    and Director               General Counsel of Cendant        9 West 57th Street
                                               Corporation                       New York, NY 10019

TORNADO ACQUISITION CORP.
-------------------------

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Kevin M. Sheehan    Executive Vice President   Senior Executive Vice President   Cendant Corporation
                    and Treasurer              and                               6 Sylvan Way
                                               Chief Financial Officer of        Parsippany, NJ 07054
                                               Cendant Corporation

Eric J. Bock        Senior Vice President      Senior Vice President, Law and    Cendant Corporation
                                               Corporate Secretary of Cendant    6 Sylvan Way
                                               Corporation                       Parsippany, NJ 07054